UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August 2026	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of registrant’s name into English)

600 de Maisonneuve Boulevard West 33rd Floor Montréal, Québec Canada H3A 3J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: August 13, 2026	By:	/s/ Rob Assal
Name: Rob Assal
Title: Executive Vice President,
Chief Legal and Administrative Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Supplemental Indenture, dated as of August 13, 2026, between Gildan Activewear Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as Trustee